EXHIBIT 99.8

Media Release

RTEC announces sale of interest in the Fort à la Corne Joint Venture to Star Diamond Corporation
27 March 2024

VANCOUVER, Canada--(BUSINESS WIRE)-- Rio Tinto Exploration Canada Inc. (“RTEC”) is pleased to announce that it has acquired 108,204,112 common shares in the capital of Star Diamond Corporation (“SDC”) in exchange for all of its interest in the Fort à la Corne joint venture (“FalC JV Interest”). As a result, RTEC currently owns or controls, in the aggregate, 119,315,222 common shares representing a 19.9% interest in SDC.
The acquisition was completed on March 26, 2024 pursuant to an exit agreement (the “Agreement”) dated November 28, 2023, between SDC and RTEC, whereby RTEC has sold all of its FalC JV Interest to SDC in consideration for, amongst other things, 108,204,112 common shares of SDC at a deemed price of C$0.07 per common share (the “Transaction”).
Prior to the Transaction, RTEC held 75% interest in the Fort à la Corne joint venture and 11,111,110 common shares of SDC. Under the terms of the Agreement, RTEC sold all of its FalC JV Interest to SDC resulting in RTEC owning 19.9% of the issued and outstanding common shares of SDC on a non-diluted basis.
RTEC disposed of the FalC JV Interest as a result of investment considerations. Depending on market conditions and other factors, RTEC may from time to time acquire and/or dispose of common shares or other securities of SDC, directly or indirectly, whether in the open market, by private placement issuance, by private negotiated agreement or otherwise.
This news release is being issued as required by National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues in connection with the filing of an Early Warning Report dated March 26, 2024. The Early Warning Report respecting this acquisition will be filed on SDC’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”).

View source version on businesswire.com: https://www.businesswire.com/news/home/20240326939745/en/
Please direct all enquiries to media.enquiries@riotinto.com

Notice to ASX/LSE    2 / 2
Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322	Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152
Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com